Via Facsimile and U.S. Mail
Mail Stop 4720

September 24, 2009

Mr. Curt S. Culver
Chairman of the Board and Chief Executive Officer
MGIC Investment Corporation
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

Re: MGIC Investment Corporation
Form 10-K for the Period Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 23, 2009
File No. 001-10816

Dear Mr. Culver:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief